Exhibit 21.1

Subsidiaries of MedAssets, Inc.
As of December 31, 2010

Subsidiary	Jurisdiction of Formation

Aspen Healthcare Metrics LLC	Delaware
Broadlane Holdings, LLC	Delaware
Broadlane Intermediate Holdings, Inc.	Delaware
Broadlane NY, Inc.	Delaware
Broadlane Ventures I, LLC	Delaware
Broadlane Ventures, LLC	Delaware
Dominic & Irvine, LLC	Delaware
Health Equipment Logistics and Planning, Inc.	Delaware
Healthcare Performance Partners, Inc.	Delaware
KP Select, Inc.	Delaware
MedAssets Analytical Systems, LLC	Delaware
MedAssets Net Revenue Systems, LLC	Delaware
MedAssets Services LLC	Delaware
MedAssets Supply Chain Systems, LLC	Delaware
The Broadlane Group, Inc.	Delaware